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                           May 17, 2021

       Mike Logozzo
       Chief Financial Officer
       ReAlpha Asset Management Inc
       6515 Longshore Loop, Suite 100
       Dublin, OH 43017

                                                        Re: ReAlpha Asset
Management Inc
                                                            Offering Statement
on Form 1-A
                                                            Filed May 7, 2021
                                                            File No. 024-11523

       Dear Mr. Logozzo:

               Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your filing omits Item 14, Securities Being Offered. Additionally, it is unclear how your business structure and processes are designed, including the Syndicate Member and Referral
       Program, and the formation of Property LLCs. Finally, based on the description of your structure it is unclear what financial statements are required for contributed properties and how you have met those financial statement requirements.

               We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Jonathan
Burr at 202-551-5833 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction